EXHIBIT 99.4

Press Release

For immediate release

Liminal BioSciences Announces Private Placement Financing of USD$30 Million

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – October 30, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced that it has entered into a private placement led by an undisclosed leading U.S. public investment fund specializing in life sciences as well as an existing investor, Structured Alpha LP, providing for the purchase of approximately USD$30 million of its common shares, warrants to purchase common shares of the Company and pre-funded warrants to purchase common shares of the Company (before deducting fees to the placement agent and other offering expenses payable by the Company and not including any proceeds from the exercise of warrants). Liminal will offer 5,757,894 common shares, along with accompanying warrants to purchase one common share for each common share purchased by an investor, and 557,894 pre-funded warrants to purchase one common share, along with accompanying warrants to purchase one common share for each pre-funded warrant purchased by an investor. The warrants will be exercisable immediately upon issuance, in whole or in part, at an exercise price of $5.50 per share for a term of five years and the pre-funded warrants will be exercisable immediately upon issuance, in whole or in part, at an exercise price of $0.001 per share for a term of five years. The closing of the private placement is expected to occur on or about November 3, 2020, subject to customary closing conditions.

The Company intends to use the net proceeds from this private placement, together with existing cash resources at September 30, 2020 of CAD$36.0 million, to primarily fund clinical development of fezagepras and the ongoing review by the US Food and Drug Administration (FDA) of the BLA for Ryplazim® (plasminogen), as well as for working capital and other general corporate purposes.

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Piper Sandler is acting as sole placement agent for the private placement.

The securities sold in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company has agreed to file a resale registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days of the closing of the offering for purposes of registering the resale of the common shares issuable in connection with the offering and the common shares underlying the warrants and pre-funded warrants issuable in the offering.

This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter a Phase 1 clinical trial in Q4-2020 in the UK to evaluate multiple ascending doses in healthy volunteers, at daily dose exposures higher than those evaluated in Liminal BioSciences’ previously completed Phase 2 clinical trials. Fezagepras is expected to be further evaluated in a global Phase 2b clinical trial in patients with idiopathic pulmonary fibrosis (IPF) to be initiated in H2-2021. In addition, Liminal BioSciences expects to initiate a Phase 1b/2a clinical trial in the US of fezagepras for patients with high triglyceride levels (hypertriglyceridemia) in H2-2021.

Fezagepras has previously been granted Orphan Drug Designation by the FDA and the European Medical Agency for the treatment of IPF. The treatment has also received a

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Promising Innovative Medicine (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for IPF.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Liminal BioSciences’ lead plasma-derived product candidate is Ryplazim® for which the Company, through its US subsidiary, Prometic Biotherapeutics Inc., resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. The PDUFA target action date for this BLA filing is March 5, 2021. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Liminal BioSciences’ Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association (PPTA). Liminal BioSciences’ American center located in Amherst, New York is licensed by the State of New York and its BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ including, without limitation, statements related to the anticipated proceeds to be received in the proposed private placement, expected timing of closing of the proposed private placement, and the size and completion of the proposed private placement.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein

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include, but are not limited to, risks associated with FDA review, our ability to effectively establish a commercial organization, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F, as amended, for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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Investor Contact

Matt Lane

matt@gilmartinir.com

+1 617.901.7698

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